EXHIBIT 97.1

The Charles Schwab Corporation
Section 16 Officer
Incentive Compensation Recovery Policy

Section 16 Officer Incentive Compensation Recovery Policy

CHAIN OF APPROVALS
Policy Owner	Katie Casey, Managing Director and Head of Human Resources
Phillip Brant, Managing Director, Head of Executive Compensation
Board of Directors or Designated Committee of the Board (collectively “Board”)	Compensation Committee
APPROVAL AND EFFECTIVE DATES
Policy Owner or Policy Owner Delegate Approval Date	October 18, 2023
Board Approval Date	October 18, 2023
Effective Date	October 2, 2023
Adherence Date	October 2, 2023
DOCUMENT LOCATION
Governing Document	N/A

Purpose
The Compensation Committee of the Board of Directors of The Charles Schwab Corporation (Compensation Committee, Board, and the Company, respectively) has adopted this Section 16 Officer Incentive Compensation Recovery Policy (Section 16 Officer Policy) to provide for the recovery of certain Incentive-based Compensation Received on or after October 2, 2023 (Effective Date) by Section 16 Officers in the event of an Accounting Restatement. The Section 16 Officer Policy is designed to comply with and shall be interpreted consistent with Section 954 of the Dodd-Frank Wall Street Reform and Consumer Protection Act, Section 10D of the Securities Exchange Act of 1934, as amended (the Exchange Act), Rule 10D-1 promulgated under the Exchange Act (Rule 10D-1) and Section 303A.14 of the New York Stock Exchange Listed Company Manual. All capitalized terms shall have the meaning set forth in the definitions section below.

Policy to Recover Erroneously Awarded Compensation
In the event of an Accounting Restatement, the Compensation Committee shall review all Incentive-based Compensation Received by Section 16 Officers during the Recovery Period. If there is any Erroneously Awarded Compensation, the Compensation Committee will, to the extent permitted by applicable law, direct that the Company recover from the Section 16 Officers such Erroneously Awarded Compensation. Recovery of any Erroneously Awarded Compensation under this Section 16 Officer Policy does not require the finding of any fault or misconduct by any person or Section 16 Officer in connection with the Accounting Restatement. The Company shall only seek recovery of Erroneously Awarded Compensation Received by a Section 16 Officer (i) on or after the Effective Date, (ii) after the person became a Section 16 Officer, (iii) if the person served as a Section 16 Officer during the Recovery Period, and (iv) if the Incentive-based Compensation was Received by the Section 16 Officer when the Company had a class of securities listed on a U.S. national securities exchange.

Policy Prohibition on Indemnification and Insurance Reimbursement
The Company is prohibited from indemnifying any Section 16 Officer against the loss of overpayment of Erroneously Awarded Compensation. Accordingly, notwithstanding the terms of any indemnification, insurance or contractual arrangement that may be interpreted to the contrary, the Company shall not indemnify any Section 16 Officers against the loss of any Erroneously Awarded Compensation or pay or reimburse a Section 16 Officer for insurance covering such loss. Further, the Company shall not enter into any agreement that exempts any Incentive-based Compensation that is granted, paid, or awarded to a Section 16 Officer from the application of this Section 16 Officer Policy or that waives the Company’s right to recovery of any Erroneously Awarded Compensation, and this Section 16 Officer Policy shall supersede any such agreement (whether entered into before, on or after the Effective Date of this Section 16 Officer Policy).

1

Recovery Methods
In the event of an Accounting Restatement, the Compensation Committee must direct the Company to pursue recovery of any Erroneously Awarded Compensation. In its sole discretion, the Compensation Committee will determine the method to affect recovery, including, but not limited to:
•seeking repayment from the Section 16 Officer;
•reducing the amount that would otherwise be payable to the Section 16 Officer under any compensatory plan, program, or arrangement to the extent permitted by applicable law, e.g., cancelling prior cash or equity-based awards, whether vested, unvested, paid, or unpaid, or offsetting against base salary, bonuses, or commissions;
•withholding payment of future increases in compensation (including payment of any discretionary bonus amount) or grants of compensatory awards that would otherwise have been made in accordance with the otherwise applicable compensation practices, e.g., cancelling or offsetting against any planned future cash or equity-based awards or forfeiture of deferred compensation, subject to compliance with Section 409A of the Code; or
•any combination of the foregoing.
To the extent that the Section 16 Officer has already reimbursed the Company for any Erroneously Awarded Compensation Received under any duplicative recovery obligations established by the Company or applicable law, it shall be appropriate for any such reimbursed amount to be credited to the amount of Erroneously Awarded Compensation that is subject to recovery under this Section 16 Officer Policy.
To the extent that a Section 16 Officer fails to repay all Erroneously Awarded Compensation to the Company when due, the Company shall take all actions reasonable and appropriate to recover such Erroneously Awarded Compensation from the Section 16 Officer. The Section 16 Officer shall be required to reimburse the Company for all expenses reasonably incurred (including legal fees) by the Company in recovering such Erroneously Awarded Compensation.
Any action by the Company to recover Erroneously Awarded Compensation under this Section 16 Officer Policy from a Section 16 Officer shall not, whether alone or in combination with any other action, event or condition, be deemed (i) “good reason” for resignation or to serve as a basis for a claim of constructive termination under any benefits or compensation arrangement applicable to such Section 16 Officer, or (ii) to constitute a breach of a contract or other arrangement to which such Section 16 Officer is party.
All recoveries shall comply with applicable law.

Exceptions to Recovery
The Company’s recovery obligation pursuant to this Section 16 Officer Policy shall not apply to the extent that the Compensation Committee, or in the absence of the Compensation Committee, a majority of the Company’s independent directors, determines that such recovery would be impracticable based on:
•The direct expense paid to a third party to assist in enforcing this Section 16 Officer Policy would exceed the amount to be recovered:
oThe Company must make a reasonable attempt to recover such Erroneously Awarded Compensation, document such attempt(s), and provide that documentation to the NYSE;
•Recovery would violate home country law adopted prior to November 28, 2022:

2

oThe Company must obtain an opinion of home country counsel, acceptable to the NYSE, that recovery would result in such violation, and must provide such opinion to the NYSE; or
•Recovery is likely to cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to employees of the Company, to fail to meet the requirements of Section 401(a)(13) or Section 411(a) of the Code.
The Company has no obligation to seek recovery of amounts that are granted, vested, or earned based solely upon the occurrence or non-occurrence of non-financial events. Such exempt compensation includes, but is not limited to, base salary; time-vesting awards; compensation awarded based on the achievement of metrics that are not Financial Reporting Measures; and compensation awarded solely at the discretion of the Compensation Committee or the Board provided that such amounts are not contingent on, and not granted based on, the achievement of any Financial Reporting Measure.

Disclosure
This Section 16 Officer Policy and the circumstances of any recovery pursuant to this Section 16 Officer Policy will be disclosed as required by law, including filing the Section 16 Officer Policy as an exhibit to the Company’s annual report on Form 10-K and disclosing enforcement actions required by Rule 10D-1, Item 402 of Regulation S-K and Section 303A.14 of the NYSE Listed Company Manual.

Administration
This Section 16 Officer Policy shall be administered and interpreted by the Compensation Committee. The Compensation Committee shall make all determinations necessary, appropriate, or advisable for the administration of this Section 16 Officer Policy in its sole discretion and all such determinations shall be final and binding.
Any applicable award agreement or other document setting forth the terms and conditions of any Incentive-based Compensation covered by this Section 16 Officer Policy shall be deemed to include the restrictions imposed herein and incorporate this Section 16 Officer Policy by reference and, in the event of any inconsistency, the terms of this Section 16 Officer Policy will govern.

Other Rights of Recovery
The Compensation Committee intends that this Policy will be applied to the fullest extent of the law. Any right of recovery under this Policy is in addition to, and not in lieu of, any other remedies or rights of recovery that may be available to the Company (a) under applicable law, regulation or rule, (b) pursuant to the terms of the Executive Council Incentive Compensation Recovery Policy or any similar policy or recoupment provision in any employment agreement, severance agreement, equity award agreement, bonus plan, or similar agreement, plan, or policy and (c) any other legal remedies available to the Company. Further, the provisions of this Policy are in addition to (and not in lieu of) any rights to repayment the Company may have under Section 304 of the Sarbanes-Oxley Act of 2002.

Successors and Rights of Recovery
This Section 16 Officer Policy will be binding and enforceable against all Section 16 Officers and their beneficiaries, heirs, executors, administrators, or other legal representatives.

3

Governing Law; Venue
This Section 16 Officer Policy and all rights and obligations hereunder are governed by and construed in accordance with Delaware law, excluding any choice of law rules or principles that may direct the application of the laws of another jurisdiction. All actions arising out of or relating to this Section 16 Officer Policy shall be heard and determined exclusively in the Court of Chancery of the State of Delaware or, if such court declines to exercise jurisdiction or if subject matter jurisdiction over the matter that is the subject of any such legal action or proceeding is vested exclusively in the U.S. federal courts, the U.S. District Court for the District of Delaware.

Amendment; Termination
The Compensation Committee may amend this Section 16 Officer Policy from time to time in its discretion consistent with applicable law and regulation. The Board or Committee may terminate this Section 16 Officer Policy at any time when the Company does not have a class of securities listed on a national securities exchange or a national securities association or when consistent with applicable law and regulation.

4

Definitions
Accounting Restatement means a required accounting restatement of any Company financial statement due to the Company’s material noncompliance with any financial reporting requirement under U.S. federal securities laws, including (i) to correct an error in previously issued financial statements that is material to the previously issued financial statements or (ii) that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period. A restatement shall not be deemed to occur in the event of a revision of the Company’s financial statements due to an out-of-period adjustment (i.e., when the error is immaterial to the previously issued financial statements and the correction of the error is also immaterial to the current period) or a retrospective (1) application of a change in accounting principles; (2) revision to reportable segment information due to a change in the structure of the Company’s internal organization; (3) reclassification due to a discontinued operation; (4) application of a change in reporting entity, such as from a reorganization of entities under common control; or (5) revision for stock splits, reverse stock splits, stock dividends, or other changes in capital structure.
Code means Internal Revenue Code of 1986 as amended and regulations thereunder the Code.
Effective Date shall mean October 2, 2023.
Exchange Act shall mean the Securities Exchange Act of 1934, as amended.
Erroneously Awarded Compensation means the amount of Incentive-based Compensation received that exceeds the amount of Incentive-based Compensation that would have been received had it been determined based on the restated amounts. Erroneously Awarded Compensation must be computed without regard to any taxes paid (i.e., on a pre-tax basis). For Incentive-based Compensation based on stock price or total stockholder return, where the amount of Erroneously Awarded Compensation is not subject to mathematical recalculation directly from the information in an Accounting Restatement: (A) the amount must be based on a reasonable estimate of the effect of the Accounting Restatement on the stock price or total stockholder return upon which the Incentive-based Compensation was received; and (B) the Company must maintain documentation of the determination of that reasonable estimate and provide such documentation to the NYSE.
Financial Reporting Measure means any measure determined and presented in accordance with the accounting principles used in preparing the Company’s financial statements, and any measures that are derived wholly or in part from such measures. Stock price and total stockholder return are also financial reporting measures. A financial reporting measure need not be presented within the financial statements or included in a filing with the Securities and Exchange Commission.
Incentive-based Compensation means any compensation that is granted, earned, or vested based wholly or in part upon the attainment of a Financial Reporting Measure. For example, Incentive-based Compensation subject to this Section 16 Officer Policy includes bonuses paid pursuant to the Company’s Corporate Executive Bonus Plan and Performance-based Restricted Stock Units paid under the Company’s 2022 Stock Incentive Plan.
NYSE means the New York Stock Exchange.
Received means, with respect to any Incentive-based Compensation, actual or deemed receipt, and Incentive-based Compensation shall be deemed received in the Company’s fiscal period during which the Financial Reporting Measure specified in the Incentive-based Compensation award is attained, even if the payment or grant of the Incentive-based Compensation to the Section 16 Officer occurs after the end of that period.

5

Recovery Period means, on or after the Effective Date of this Section 16 Officer Policy, the three completed fiscal years immediately preceding the Restatement Date, and if the Company changes its fiscal year, any transition period of less than nine months within or immediately following those three completed fiscal years.
Restatement Date means the earlier to occur of (i) the date the Board, a committee of the Board or the officers of the Company authorized to take such action if Board action is not required, concludes, or reasonably should have concluded, that the Company is required to prepare an Accounting Restatement, or (ii) the date a court, regulator or other legally authorized body directs the Company to prepare an Accounting Restatement.
Section 16 Officer means current and former executives designated by the Board of Directors of The Charles Schwab Corporation as an “officer” of the Corporation as defined in Rule 16a-1(f) under the Securities and Exchange Act of 1934, as amended, and the rules promulgated thereunder.
Section 16 Officer Policy means this Section 16 Officer Incentive Compensation Recovery Policy that has been adopted to comply with, and shall be interpreted consistent with, Section 954 of the Dodd-Frank Wall Street Reform and Consumer Protection Act, Section 10D of the Exchange Act, Rule 10D-1 of the Exchange Act and Section 303A.14 of the New York Stock Exchange Listed Company Manual.

6